SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _______________________

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 6)

VIATEL HOLDING (BERMUDA) LIMITED
(Name of Issuer)

Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)

G93447103
(CUSIP Number)

Amy Kim Morgan Stanley 1585 Broadway NY, NY 10036 Tel: (212) 762-5079

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*
00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO	☒
ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		-0-
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED
BY		61,111,022
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		-0-
	10	SHARED DISPOSITIVE POWER
		61,111,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,111,022[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	☐
SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.15%[2]

1 In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units of Morgan Stanley and its subsidiaries and affiliates. This filing does not reflect securities, if any, beneficially owned by any operating units of Morgan Stanley and its subsidiaries and affiliates whose ownership of securities is disaggregated from these operating units in accordance with the Release. The 61,111,022 share number set forth above includes (a) the 1,621,562 Common Shares beneficially owned by the Reporting Person, plus (b) 59,489,460 Common Shares into which the $44,617,095 in aggregate principal amount of Convertible Notes beneficially owned by the Reporting Person may be converted. The exact number of Common Shares into which the Convertible Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 61,111,022 share number used above represents the maximum number of Common Shares that the Convertible Notes may be converted into pursuant to the terms of the Convertible Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Convertible Notes, which is $0.75).

14	TYPE OF REPORTING PERSON*

HC, CO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

2 With respect to the calculation of the percentage of the outstanding Common Shares beneficially owned by the Reporting Persons, 70,119,460 was used as the total amount of outstanding Common Shares of the Company, which includes (a) the 10,630,000 total outstanding Common Shares amount reported by the Company in its Annual Report on Form 20-F for the 2005 fiscal year and (b) the 59,489,460 Common Shares issuable upon full conversion of the Convertible Notes beneficially owned by the Reporting Person.

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Morgan Stanley & Co. Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*
00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO	☒
ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		-0-
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED
BY		61,110,609
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		-0-
	10	SHARED DISPOSITIVE POWER
		61,110,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,110,609[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	☐
SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.15%[4]

3 In accordance with the Release, this filing reflects the securities beneficially owned by certain operating units of Morgan Stanley and its subsidiaries and affiliates. This filing does not reflect securities, if any, beneficially owned by any operating units of Morgan Stanley and its subsidiaries and affiliates whose ownership of securities is disaggregated from these operating units in accordance with the Release. The 61,110,609 share number set forth above includes (a) the 1,621,149 Common Shares beneficially owned by the Reporting Person, plus (b) 59,489,460 Common Shares into which the $44,617,095 in aggregate principal amount of Convertible Notes beneficially owned by the Reporting Person may be converted. The exact number of Common Shares into which the Convertible Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 61,110,609 share number used above represents the maximum number of Common Shares that the Convertible Notes may be converted into pursuant to the terms of the Convertible Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Convertible Notes, which is $0.75) .

4 With respect to the calculation of the percentage of the outstanding Common Shares beneficially owned by the Reporting Persons, 70,119,460 was used as the total amount of outstanding Common Shares of the Company, which

14	TYPE OF REPORTING PERSON*

CO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

includes (a) the 10,630,000 total outstanding Common Shares amount reported by the Company in its Annual Report on Form 20-F for the 2005 fiscal year and (b) the 59,489,460 Common Shares issuable upon full conversion of the Convertible Notes beneficially owned by the Reporting Person.

AMENDMENT NO. 6 TO SCHEDULE 13D

     Reference is made to the Statement on Schedule 13D filed on February 9, 2004, as amended by Amendment No. 1 thereto filed on April 15, 2004, Amendment No. 2 thereto filed on April 23, 2004, Amendment No. 3 thereto filed on June 23, 2005, Amendment No. 4 thereto filed on October 24, 2005, and Amendment No. 5 thereto filed on January 31, 2006 (as amended, the “Schedule 13D”), on behalf of Morgan Stanley, a Delaware corporation (“MS”), and Morgan Stanley & Co. Incorporated, a Delaware corporation (“MS&Co.”, together with MS, the “Reporting Persons”).

     On February 15, 2007, the Reporting Persons filed a Schedule 13G (the “Schedule 13G”) in error. This Amendment No. 6 to the Schedule 13D is being filed for the purpose of correcting this error and hereby amends and restates the Schedule 13G and Schedule 13D as follows.

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $.01 par value per share (“Common Stock”) of Viatel Holding (Bermuda) Limited, a Bermuda corporation (the “Company”). The principal executive offices of the Company are located at Inbucon House, Wick Road, Egham, Surrey TW20 OHR, United Kingdom.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed jointly on behalf of the Reporting Persons. MS&Co. is a wholly-owned subsidiary of MS.

     (b) The address of the principal business and the principal office of each of the Reporting Persons is 1585 Broadway, New York, New York 10036.

       (c) Not applicable.

     (d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedules A and B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedules A and B attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than as described in Exhibit A hereto.

       (f) The state of incorporation of each of the Reporting Persons is Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

     MS&Co. received shares of common stock in connection with the Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code dated May 21, 2002 (the “Plan”) (incorporated by reference as Exhibit 1 to this filing) of Viatel, Inc., the predecessor of the Company (the “Predecessor”). Prior to the Company’s reorganization pursuant to the Plan, MS&Co. held debt securities of the Predecessor and certain of its affiliates. MS&Co. held (a) $55,650,000 in aggregate amount of Viatel Communications, Inc. 13.5% Senior Notes due July 15, 2007, (b) $96,301,000 in aggregate amount of Viatel Inc. 12.5% Senior Discount Dollar Notes due April 15, 2008, (c) $12,544,000 in aggregate amount of Viatel Inc. 11.25% Senior Dollar Notes due April 15, 2008, (d) $8,083,000 in aggregate amount of Viatel Communications, Inc. 11.5% Senior Notes due March 15, 2009 and (e) €9,000,000 in aggregate amount of Viatel Inc. Senior Dollar Notes due March 15, 2009. Pursuant to the Plan, MS&Co. exchanged its Notes for 1,329,689 shares of Common Stock.

     In addition to the shares of common stock received under the Plan, MS&Co. has purchased shares of common stock in the open market. The source of the funds used by MS&Co. to purchase these shares is the working capital of MS.

     The source of the funds used by MS&Co. to purchase the Increasing Rate Notes (as defined below) more fully described in Item 4 below is the working capital of MS. In addition, MS&Co. has received additional principal amount of Convertible Notes (as defined below) in lieu of cash interest.

Item 4. Purpose of Transaction.

     On May 2, 2001, the Predecessor and certain of its subsidiaries (with the Predecessor, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the “Court”). In April 2002, the Debtors submitted the Plan to the Court to resolve their outstanding creditor claims and stockholder or equity interests. The Plan was confirmed by the Court on May 21, 2002 and became effective on June 7, 2002. As a result, MS&Co. received 1,329,689 shares of Common Stock.

Registration Rights:

     Under a Registration Rights Agreement dated as of June 7, 2002 among the Company and certain holders of Company Common Stock, including MS&Co. (collectively, “Holders”), the Holders were granted certain demand and piggyback registration rights (incorporated by reference as Exhibit 2 hereto). Holders holding at least 25% of the Registrable Securities (as defined in the Registration Rights Agreement) are entitled to request the registration of their Common Stock. Each Holder received one such demand right and the Holders are entitled to no more than two demand registrations in the aggregate. Subject to the terms and conditions of the Registration Rights Agreement, the Holders also have the right to include their Registrable Securities in certain registration statements filed by the Company. The Registration Rights Agreement also contains customary provisions regarding the registration rights, including, but not limited to, registration procedures, transfer restrictions, withdrawal rights, hold back agreements, registration expenses and indemnification.

Convertible Securities:

     On February 9, 2004, the Company, MS&Co. and certain other parties (collectively, the “Investors”) entered into a Preliminary Term Sheet (the “Term Sheet”) concerning the potential issuance by the Company to the Investors of convertible senior secured ten-year notes (the “Convertible Notes”) in aggregate amount of up to $60 million. The Term Sheet is incorporated by reference hereto as Exhibit 3.

     On April 13, 2004, the Company entered into a letter agreement pursuant to which it agreed, notwithstanding anything to the contrary in the Term Sheet and regardless of whether the transaction contemplated by the Term Sheet was consummated, to reimburse the Investors for all of their reasonable expenses and fees in connection with the Investors’ consideration, negotiation and consummation of the investment contemplated by the Term Sheet; provided, however, that (a) the Company was not be required to pay more than an aggregate of $2.5 million for expenses and fees incurred prior to April 8, 2004 and (b) the Company was not required to pay more than an aggregate of $1.0 million for expenses and fees incurred from and after April 8, 2004.

     On April 21, 2004, the transaction contemplated by the Term Sheet was consummated on terms substantially similar to the terms in the Term Sheet. In connection therewith, an Investment and Note Purchase Agreement, a Shareholders Agreement and a Registration Rights Agreement were entered into by the Company, MS&Co. and the other Investors named therein.

     The Convertible Notes provide that the Convertible Notes bear interest at 8% per annum payable in cash or in kind at the option of the Company, and are convertible into Common Stock of the Company upon the occurrence of certain liquidity events or, if such a liquidity event has not occurred, from and after the ninth anniversary of their issuance (as noted below, the Convertible Notes are now convertible at any time upon the election of the holders of a majority of the Convertible Notes.)

     The Investors entered certain By-Law amendments and a shareholder agreement that provide, among other things, that the Investors have the ability to increase the size of the Board of Directors to up to 13 members and to appoint a majority of the directors. As a result, MS&Co., as the owner of a majority of the Convertible Notes held by the Investors has the ability to appoint a majority of the directors appointed by the Investors. Investors other than MS&Co. have the ability to appoint certain of the directors appointed by the Investors. Mr. Thomas Doster and Mr. Iain Burnett are presently members of the Board of Directors and are employees and representatives of MS&Co. and Morgan Stanley UK Ltd., respectively. None of the other directors on the Company's 7 member Board of Directors are representatives of MS&Co.

     The Company amended its By-Laws so that they require the prior approval of the holders of a majority in principal amount of the Convertible Notes, or after conversion of the Convertible Notes, holders of a majority of the Common Stock, prior to the taking by the Company of certain actions, including issuances of certain securities, certain incurrences of debt, related party transactions, mergers, certain transfers of assets, certain acquisitions and amendments to the Company’s By-Laws or Memorandum of Incorporation.

     The Convertible Notes and shareholders’ agreement include additional customary terms including put rights upon a change of control of the Company, tag-along and drag-along rights in certain circumstances, a right of first refusal for other noteholders prior to certain transfers of the Convertible Notes, and preemptive rights with respect to additional issuances of securities by the Company. In connection with the issuance of the Convertible Notes, the Company entered into a registration rights agreement with each Investor with respect to the Convertible Notes and the Common Stock issuable upon conversion of the Convertible Notes.

     Each of such agreements, as well as the form of Note related thereto, are incorporated by reference hereto as Exhibits 6, 7, 8, and 9. In connection with the transaction, the Company issued $52.25 million of its Convertible Notes to the Investors, $36 million of which was purchased by MS&Co.

Increasing Rate Notes:

     On June 23, 2005, the Company, MS&Co. and Värde Partners, Inc. (“Värde” and, together with MS&Co., the “New Investors”) entered into an Investment and Note Purchase Agreement (the “2005 Note Purchase Agreement”) pursuant to which the Company issued to the New Investors senior secured increasing rate two-year notes (the “2005 Notes,” and the purchase of such 2005 Notes, the “2005 Investment”) in aggregate amount of $16 million, with MS&Co. purchasing $12,937,799 in aggregate principal amount of the 2005 Notes and Värde purchasing the remaining $3,062,201. The 2005 Notes initially bore interest, payable semiannually, at 12.0%; on every interest payment date beginning with the interest payment date on January 15, 2006, the interest rate rises by 0.5% per annum. The 2005 Investment was consummated on July 1, 2005. The 2005 Note Purchase Agreement is incorporated by reference hereto as Exhibit 10 and the form of 2005 Notes is incorporated by reference hereto as Exhibit 11.

     In connection with the 2005 Investment, the investors (the “Existing Holders”) in the Company’s existing Convertible Notes entered into a Letter Agreement (the “Letter Agreement”) with the Company pursuant to which the Existing Holders and the Company agreed that, at any time upon the election of the holders of a majority of the principal amount of the Convertible Notes, the Existing Holders would convert the Convertible Notes into shares of Common Stock, at the then-current conversion price. The Letter Agreement is incorporated by reference hereto as Exhibit 12.

     On March 14, 2006, pursuant to an amendment to the 2005 Note Purchase Agreement (the “March 2006 Amendment”), the Company issued $8,802,600 of additional senior secured increasing rate notes on substantially the same terms as the 2005 Notes (the “March 2006 Notes”). The March 2006 Notes initially bore interest, payable semiannually, at 12.5% per annum; on every interest payment date beginning with the interest payment date on July 15, 2006, the interest rate rises by 0.5% per annum. In connection with this transaction, Stonehill Institutional Partners, L.P. (“Stonehill”) purchased a portion of the 2005 Notes from the New Investors (the New Investors, together with Stonehill, the “Note Investors”). Following this purchase, MS&Co. owned $12,631,579 in original principal amount of 2005 Notes, Värde owned $3,062,201 in original principal amount of 2005 Notes, and Stonehill owned $306,220 in original principal amount of 2005 Notes. Each of the Note Investors purchased a pro rata share of the March 2006 Notes from the Company, with MS&Co. purchasing $6,949,421 in aggregate principal amount of the March 2006 Notes, Värde purchasing $1,684,708 in aggregate principal amount of the March 2006 Notes, and Stonehill purchasing the remaining $168,471. The March 2006 Amendment is attached hereto as Exhibit 16, and the form of the March 2006 Notes is attached hereto as Exhibit 17.

     In connection with the issuance of the March 2006 Notes, the Existing Holders other than the Note Investors agreed to subordinate all of their holdings of Convertible Notes to the holdings of all notes held by the Note Investors.

     On December 21, 2006, pursuant to an amendment to the 2005 Note Purchase Agreement (the “December 2006 Amendment”), the Company issued $13,011,120 of additional senior secured increasing rate notes on substantially the same terms as the 2005 Notes (the “December 2006 Notes”). The December 2006 Notes initially bore interest, payable semiannually, at 12.75% per annum; on every interest payment date, the interest rate rises by 0.5% . per annum Each of the Note Investors purchased a pro rata share of the December 2006 Notes from the Company, with MS&Co. purchasing $10,271,936.84 in aggregate principal amount of the December 2006 Notes, Värde purchasing $2,490,166.51 in aggregate principal amount of the December 2006 Notes, and Stonehill purchasing the remaining $249,016.65. The December 2006 Amendment is attached hereto as Exhibit 18, and the form of the December 2006 Notes is attached hereto as Exhibit 19.

     In connection with the issuance of the December 2006 Notes, the Company and the Note Investors agreed to amend the terms of the 2005 Notes and the March 2006 Notes to pay interest in the form of additional notes rather than cash. The amendment to the 2005 Notes is attached hereto as Exhibit 20. The amendment to the March 2006 Notes is attached hereto as Exhibit 21.

     The Existing Holders other than the Note Investors agreed to subordinate their holdings of Convertible Notes to the December 2006 Notes.

     On April 3, 2007, pursuant to an amendment to the 2005 Note Purchase Agreement (the “April 2007 Amendment”), the Company issued $13,011,120 of additional senior secured increasing rate notes on substantially the same terms as the 2005 Notes (the “April 2007 Notes”). The April 2007 Notes initially bore interest, payable semiannually, at 12.75% per annum; on every interest payment date, the interest rate rises by 0.5% per annum. Each of the Note Investors purchased a pro rata share of the April 2007 Notes from the Company, with MS&Co. purchasing $10,271,936.84 in aggregate principal amount of the April 2007 Notes, Värde purchasing $2,490,166.51 in aggregate principal amount of the April 2007 Notes, and Stonehill purchasing the remaining $249,016.65. The April 2007 Amendment is attached hereto as Exhibit 22, and the form of the April 2007 Notes is attached hereto as Exhibit 23.

     In connection with the issuance of the April 2007 Notes, the Company and the Note Investors agreed to amend the terms of the 2005 Notes, the March 2006 Notes and the December 2006 Notes (together with the April 2007 Notes, the “Increasing Rate Notes”) to clarify the procedure for the making of mandatory prepayments. The amendment is attached hereto as Exhibit 24.

     The Existing Holders other than the Note Investors agreed to subordinate their holdings of Convertible Notes to the April 2007 Notes.

Other:

     In addition, on each July 15 and January 15 since the issuance of the Convertible Notes on April 21, 2004, MS&Co. received from the Company additional principal amount of Convertible Notes in respect of interest on the Convertible Notes. To the extent that the Company elects to pay interest on the Convertible Notes in additional principal amount of Convertible Notes in lieu of cash, MS&Co. will receive additional principal amount of Convertible Notes.

     The Company has informed the Reporting Persons that it currently expects to seek refinancing of the Increasing Rate Notes and seek additional financing in July 2007. The Reporting Persons have advised the Company that they will consider providing such refinancing and/or additional financing. There can be no certainty that any such refinancing or additional financing will occur, and the Reporting Persons are under no obligation to provide such financing.

     Depending on prevailing market, economic and other conditions and subject to the terms of the agreements discussed above, the Reporting Persons may at any time, or from time to time, acquire additional securities of the Company or its subsidiaries, dispose of securities of the Company or its subsidiaries, convert debt securities into equity securities of the Company, engage in discussions with officers or directors of or other investors in the Company or its subsidiaries concerning financing or further acquisitions or dispositions of securities of the Company or its subsidiaries or otherwise invest in the Company or its subsidiaries. The Reporting Persons intend to review their investment in the Company and its subsidiaries on a continuing basis and, depending upon the price and availability of the Company’s or its subsidiaries’ securities, subsequent developments concerning the Company and its subsidiaries, the Company and its subsidiaries’ business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or the subsidiaries, to convert their debt securities to equity securities of the Company, or to sell any or all of the securities of the Company and its subsidiaries that they hold. As part of this ongoing review, the Reporting Persons may engage legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Company. From time to time the Reporting Persons may engage in discussions with officers and directors of the Company or its subsidiaries concerning the foregoing and regarding a merger or other extraordinary transaction involving the Company, a change to the present board of directors of the Company or a change to the present capitalization or dividend policy of the Company.

     Except as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d 3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MS may be deemed to beneficially own 61,111,022 shares of Common Stock, or approximately 87.15% of the outstanding shares of Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     For the purposes of Rule 13d 3 promulgated under the Exchange Act, MS&Co. may be deemed to beneficially own 61,111,022 shares of Common Stock, or approximately 87.15% of the outstanding shares of Common Stock.

     The 61,111,022 share number set forth above includes (a) the 1,621,562 shares of Common Stock beneficially owned by the Reporting Person, plus (b) 59,489,460 shares of Common Stock into which the $44,617,095 in aggregate principal amount of Convertible Notes beneficially owned by the Reporting Person may be converted. The exact number of shares of Common Stock into which the Convertible Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 59,489,460 share number used above represents the maximum number of shares of Common Stock that the Convertible Notes may be converted into (assuming the Company does not pay interest on the Convertible Notes in the form of additional Convertible Notes) pursuant to the terms of the Convertible Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Convertible Notes, which is $0.75) .

     With respect to the calculation of the percentage of the outstanding Common Stock beneficially owned by the Reporting Persons, 70,119,460 was used as the total amount of outstanding Common Stock of the Company, which includes (a) the 10,630,000 total outstanding Common Stock amount which MS&Co. has been reported by the Company in its Annual Report on Form 20 F for the 2005 fiscal year and (b) the 59,489,460 shares of Common Stock issuable upon full conversion of the Convertible Notes beneficially owned by the Reporting Person.

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d 1(k)(1) promulgated under the Exchange Act.

     (b) By virtue of the relationship previously reported under Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by MS&Co.

     (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. None of the Reporting Persons are aware of any information that indicates that any other Reporting Person has effected any such transaction.

     (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MS&Co. and the proceeds from the sale of the shares of Common Stock.

       (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See response to Item 4.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Plan of Reorganization dated April 2, 2002 (previously filed as an exhibit to the Company’s report on Form 6-K filed April 13, 2004)

     Exhibit 2: Registration Rights Agreement dated as of June 7, 2002 (previously filed as an exhibit to Schedule 13D filed February 9, 2004)

     Exhibit 3: Preliminary Term Sheet (the “Term Sheet”) dated as of February 9, 2004 among the Company, MS&Co. and certain other parties named therein (previously filed as an exhibit to the Company’s report on Form 6-K filed February 9, 2004)

       Exhibit 4: Joint Filing Agreement (previously filed as an exhibit to Schedule 13D filed February 9, 2004)

     Exhibit 5: Letter Agreement, dated April 13, 2004, by Viatel Holding (Bermuda) Limited (previously filed as an exhibit to the Company’s report on Form 6-K filed April 13, 2004)

     Exhibit 6: Investment and Note Purchase Agreement, dated April 21, 2004, by and among Viatel Holding (Bermuda) Limited (the “Company”) and the Investors named therein (previously filed as an exhibit to Amendment No. 2 to the Schedule 13D filed April 23, 2004)

     Exhibit 7: Form of 8% Convertible Senior Secured Note Due 2004 of the Company (previously filed as an exhibit to Amendment No. 2 to the Schedule 13D filed April 23, 2004)

     Exhibit 8: Shareholders Agreement, dated April 21, 2004, by and among the Company and the Investors named therein (previously filed as an exhibit to Amendment No. 2 to the Schedule 13D filed April 23, 2004)

     Exhibit 9: Registration Rights Agreement, dated April 21, 2004, by and among the Company and the Investors named therein (previously filed as an exhibit to Amendment No. 2 to the Schedule 13D filed April 23, 2004)

     Exhibit 10: Investment and Note Purchase Agreement, dated June 23, 2005, by and among the Company and the New Investors named therein (previously filed as an exhibit to Amendment No. 3 to the Schedule 13D filed June 29, 2005)

     Exhibit 11: Form of Senior Secured Increasing Rate Notes Due 2007 of the Company (previously filed as an exhibit to Amendment No. 3 to the Schedule 13D filed June 29, 2005)

     Exhibit 12: Letter Agreement, dated June 23, 2005, by and among the Company and Existing Holders (previously filed as an exhibit to Amendment No. 3 to the Schedule 13D filed June 29, 2005)

     Exhibit 13: Joint Filing Agreement, dated June 29, 2005 (previously filed as an exhibit to Amendment No. 3 to the Schedule 13D filed June 29, 2005)

     Exhibit 14: Joint Filing Agreement, dated October 24, 2005 (previously filed as an exhibit to Amendment No. 4 to the Schedule 13D filed October 24, 2005)

     Exhibit 15: Joint Filing Agreement, dated January 31, 2006 (previously filed as an exhibit to Amendment No. 5 to the Schedule 13D filed January 31, 2006)

       Exhibit 16: Amendment and Waiver to Investment and Note Purchase Agreement, dated March 14, 2006.

       Exhibit 17: Form of Senior Secured Increasing Rate Notes issued March 2006.

       Exhibit 18: Amendment and Waiver to Investment and Note Purchase Agreement, dated December 21, 2006.

       Exhibit 19: Form of Senior Secured Increasing Rate Notes issued December 21, 2006.

       Exhibit 20: Amendment to Senior Secured Increasing Rate Notes issued July 1, 2005.

       Exhibit 21: Amendment to Senior Secured Increasing Rate Notes issued March 14, 2006.

       Exhibit 22: Amendment and Waiver to Investment and Note Purchase Agreement, dated April 3, 2007.

       Exhibit 23: Form of Senior Secured Increasing Rate Notes issued April 3, 2007.

     Exhibit 24: Amendment to Senior Secured Increasing Rate Notes issued July 1, 2005, March 14, 2006, and December 21, 2006.

       Exhibit 25: Joint Filing Agreement.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date: April 17, 2007

MORGAN STANLEY
By:	/s/ Dennine Bullard

Name: Dennine Bullard
Title: Authorized Signatory

MORGAN STANLEY & CO. INCORPORATED
By:	/s/ Dennine Bullard

Name: Dennine Bullard
Title: Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

     The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title
*John J. Mack	Chairman of the Board and Chief Executive Officer
*Roy J. Bostock	Chairman of the Partnership for a Drug-Free America
*Erskine B. Bowles	President of the University of North Carolina
*Howard J. Davies[1]	Director, The London School of Economics and Political Science
*C. Robert Kidder	Chairman and Chief Executive Officer, 3 Stone Advisors LLC
*Donald T. Nicolaisen	Director
*Charles H. Noski	Director
*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America
Corporation
*Charles E. Phillips, Jr.	President and Director of Oracle Corporation
*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School
*Laura D’Andrea Tyson	Professor of Economics and Business at the Walter A. Haas School of
Business at the University of California, Berkeley
*Klaus Zumwinkel[2]	Chairman of the Board of Management of Deutsche Post AG
Zoe Cruz	Co-President
Gary G. Lynch	Chief Legal Officer
Eileen K. Murray	Head of Global Operations and Technology
Thomas R. Nides	Executive Vice President and Chief Administrative Officer and
Secretary
Robert W. Scully	Co-President
David H. Sidwell	Executive Vice President and Chief Financial Officer

1 Howard Davies is an English citizen.
2 Klaus Zumwinkel is a German citizen.
* Director

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY & CO. INCORPORATED

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley & Co. Incorporated (“MS&Co.”) and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS&Co. and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
*Walid A. Chammah	Managing Director of MS&Co. and Head of Investment Banking of MS
*Charles Chasin	Managing Director of MS&Co. and Chief of Staff to Co-President of
MS, Zoe Cruz
*Zoe Cruz	Managing Director, Chairman, Chief Executive Officer and President
of MS&Co. and Co-President of MS
*Richard Portogallo	Managing Director of MS&Co. and Regional Co-Head of Americas,
Institutional Sales and Trading of MS
*James P. Gorman	Managing Director of MS&Co. and President and COO, Global Wealth
Management Group of MS
*Neal A. Shear	Managing Director of MS&Co. and Co-Head of Institutional Sales and
Trading of MS
*Cordell G. Spencer[1]	Managing Director of MS&Co. and Deputy Head of Investment
Banking of MS
Fred J. Gonfiantini	Chief Financial Officer of MS&Co.
Alexander C. Frank	Chief Operations Officer of MS&Co.
Noland Cheng	Chief Operations Officer of MS&Co.
John H. Faulkner	General Counsel and Secretary of MS&Co.
Kirk Wickman	General Counsel and Secretary of MS&Co.
David K. Wong	Treasurer of MS&Co.
Jill W. Ostergaard	Chief Compliance Officer of MS&Co.
Michelle B. Oroschakoff	Chief Compliance Officer of MS&Co.
Joseph D'Auria	Controller of MS&Co.

[1] Cordell G. Spencer is a Canadian citizen. * Director

Exhibit A

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries.

(a) In April 2003, Morgan Stanley & Co. Incorporated (“MS&Co.”), along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission (“SEC”), the New York State Attorney General’s Office, the New York Stock Exchange (“NYSE”), the National Association of Securities Dealers, Inc. (“NASD”), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest. Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS&Co.), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty, (2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

(b) In November 2003, Morgan Stanley DW Inc. (“MSDWI”) consented, without admitting or denying the findings, to an entry of an order (the “Order”) that resolved the SEC’s and NASD’s investigations into certain practices relating to MSDWI’s offer and sale of certain mutual funds from January 1, 2000 to the date of the Order. Pursuant to the Order, MSDWI was ordered to (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the Securities Act of 1933, as amended, and Rule 10b-10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (2) distribute for the benefit of certain customers who purchased funds through MSDWI pursuant to marketing arrangements between MSDWI and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

(c) In November 2004, Morgan Stanley reached a settlement with the SEC to resolve an informal accounting investigation by executing an offer of settlement and agreeing to entry of a cease-and-desist order. The SEC found that Morgan Stanley valued certain impaired aircraft in its aircraft leasing business in late 2001, late 2002 and early 2003, and certain bonds in its high-yield bond portfolio in late 2000, in a manner that did not comply with generally accepted accounting principles, and thus violated financial reporting, recordkeeping and internal control provisions of the federal securities laws. The resolution did not involve any restatement of past financial statements, any monetary penalty or any allegation of fraud.

(d) In December 2004, MS&Co. and MSDWI reached a settlement with the NYSE under which Morgan Stanley executed two stipulations of facts and consent to penalty. The first stipulation was with respect to Morgan Stanley’s failure to comply with certain prospectus delivery requirements, operational deficiencies and other matters, and included a fine of $13 million. The second stipulation was with respect to employee defalcations, and included a fine of $6 million.

(e) In January 2005, the SEC announced a settlement with MS&Co. and Goldman Sachs & Co. resolving the SEC’s investigation relating to initial public offering (“IPO”) allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

(f) In May 2006, MS&Co. reached a settlement with the SEC, NYSE and NASD relating to its production of email in the research analyst and IPO investigations from December 2000 through at least July 2005. The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002. Without admitting or denying the allegations of the complaint, Morgan Stanley consented to (1) a permanent injunction barring future violations of §17(b) of the Exchange Act (which requires, among other things, that Morgan Stanley respond promptly to SEC subpoenas and requests) and the relevant regulations promulgated thereunder and (2) the payment of a $15 million civil penalty, $5 million of which will be paid to NASD and the NYSE.

In addition, MS&Co. and MSDWI have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by MS&Co. and MSDWI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the MS&Co. Form BD and the MSDWI Form BD filed with the SEC, which descriptions are hereby incorporated by reference.